Exhibit 16.2

Deloitte &Touche LLP

200 Berkeley Street

Boston, Massachusetts 02116

USA

Tel: (617) 437-2000

Fax: (617) 437-2111

www.deloitte.com

June 14, 2004

Securities and Exchange Commission

Mail Stop 11-3

450 5th Street, N.W.

Washington, D.C. 20549

Dear Sirs/Madams:

We have read Item 4 of Environmental Power Corporation’s Form 8-K/A dated June 1, 2004, which is expected to be filed on or about June 15, 2004, and have the following comments:

1.	We agree with the first sentence of the second paragraph, all of the third paragraph, and all of the fourth paragraph.

2.	We have no basis on which to agree or disagree with the statements made in the first paragraph and the second sentence of the second paragraph.

Yours truly,